Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868 / +972 54 566 3221 info@gkir.com

FOR IMMEDIATE RELEASE:

Voltaire Presents Continued Growth in Revenues and Profitability
in Second Quarter 2008

Revenues up 46% YoY to $17.1 million; Gross margin reaches record 54%
Continue to generate net income

BILLERICA, Mass. and HERZLIYA, Israel - July 30, 2008 - Voltaire Ltd. (NASDAQ: VOLT), a leading provider of grid backbone solutions for data centers, today announced financial results for the three-month period ended June 30, 2008.

Second Quarter Highlights (compared to second quarter 2007)
o	Revenues up 46% reaching $17.1 million
o	Gross margin reaches record 54.5%, compared to 39.6% in second quarter 2007
o	Non-GAAP net income reaches $0.8 million; GAAP net income totals $0.4 million
o	Strong increase in order generation in financial services, manufacturing and life science vertical markets
o	Introduce third quarter revenue guidance of $17-$18 million; non-GAAP EPS $0.02 - $0.04

Revenues for the second quarter of 2008 totaled $17.1 million, an increase of 46% compared to $11.7 million in the second quarter 2007.

Gross profit for the second quarter of 2008 totaled $9.3 million, an increase of 101% compared to $4.6 million in the second quarter 2007. Gross profit, as a percent of revenues, for the second quarter of 2008, totaled 54.5%, a substantial increase from the 39.6% gross profit, as a percent of revenues, for the second quarter 2007.

Operating profit for the second quarter of 2008 totaled $0.3 million, an improvement from the GAAP operating loss of $1.3 million in the second quarter of 2007. Net profit for the second quarter of 2008 totaled $0.4 million, or $0.02 per diluted share, compared to a net loss, after non-cash accretion of redeemable preferred shares, of $6.8 million, or $9.79 loss per diluted share, in the second quarter of 2007.

Operating profit, on a non-GAAP basis, for the second quarter of 2008 totaled $0.7 million, a substantial increase compared to the non-GAAP operating loss of $1.0 million in the second quarter of 2007.

Net income, on a non-GAAP basis, for the second quarter of 2008 totaled $0.8 million, or $0.04 per diluted share, compared to a non-GAAP net loss of $1.0 million, or $0.07 loss per diluted share, in the second quarter 2007.

“This quarter our three pronged growth strategy comprised of our vertical market approach, OEM partnerships and leading and differentiated products contributed to our strong business and financial performance. We continued to see demand from our main commercial verticals with orders from the financial services vertical doubling over the previous quarter adding more than 10 new customers, closely followed by strong order growth in both the manufacturing and life science verticals,” said Ronnie Kenneth, Chairman and CEO of Voltaire.

“In terms of financial performance, we continue to execute, presenting once again healthy year over year growth in all our financial parameters. Since going public just over a year ago, we have showed steady growth and execution by presenting strong quarterly financial results that are clearly in line with our defined long term targets,” added Mr. Kenneth.

Outlook
Revenues for the third quarter of 2008 are expected to be in the range of $17 - $18 million, with revenues for the nine months of 2008 expected to be in the range of $50.7 - $51.7 million, an increase of 43% over the nine months 2007. Earnings per share, on a non-GAAP basis, in the third quarter 2008 expected to be in the range of $0.02 to $0.04 per share. Revenues in the second half of the year are expected to be seasonally stronger than the first half of the year.

Conference Call Details
The Company will be hosting a conference call later today, at 10:00 am ET. On the call, management will review and discuss the results and will be available to answer questions. To participate, please either call one of the following teleconferencing numbers, or access the live webcast on the Company’s website. Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1-888-407-2553	UK Dial-in Number:	0-800-917-5108
Israel Dial-in Number:	03-918-0650	International Dial-in Number:	+972-3-918-0650
at: 10:00 am Eastern Time; 7:00 am Pacific Time; 3:00 pm UK Time; 5:00 pm Israel Time

The conference call will be broadcast live on the Company’s website. To participate, please access the investor relations section of Voltaire's website - www.voltaire.com, at least 10 minutes before the conference call is due to commence. A replay of the call will be available starting several hours following the call. The replay will be accessible under the Investor Relations section website at: www.voltaire.com.

Use of Non-GAAP Financial Measure
Voltaire reports its results of operations in accordance with GAAP and additionally, on a non-GAAP basis. Non-GAAP operating income (loss) and non-GAAP net income (loss) are calculated based on the operating income (loss) or net income (loss) in Voltaire’s financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash expense recorded in relation to the accretion of redeemable convertible preferred shares, expenses related to changes in fair value of outstanding warrants, the amortization of deferred charges on these warrants and the $2.1 million expense recorded in Q1-2008 under cost of revenues for the one-time repayment to the Office of the Israeli Chief Scientist. Reconciliation of this non-GAAP measure to operating income (loss) and net income (loss), the most comparable GAAP measures, is provided in the schedules attached to this release. Voltaire provides these non-GAAP financial measures because its management believes that they are useful in enhancing an understanding of the Voltaire’s ongoing performance. Voltaire uses internally the Non-GAAP information to evaluate the Company’s ongoing performance. Voltaire is providing this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results.

Accretion of Redeemable Convertible Preferred Shares
The charge for the accretion of redeemable convertible preferred shares represents a non-cash charge to the income statement because preferred shareholders had the option to put their shares back to the company at the shares' current fair market value. As the put option was eliminated when the shares converted into ordinary shares at the IPO, the charge in 2007 represents the change in value of those preferred shares accrued through to the IPO date, July 25th 2007, based upon the initial public offering (IPO) valuation. The entire balance in temporary equity has now been rolled into additional paid in capital on the balance sheet.

About Voltaire
Voltaire (NASDAQ: VOLT) designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid Backbone™. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software.  Voltaire’s solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Founded in 1997, Voltaire Ltd. is headquartered in Herzliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts.

Forward Looking Statements
Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Voltaire's plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to, those discussed under the heading "Risk Factors" in Voltaire’s annual report on Form 20-F filed with the Securities and Exchange Commission on May 5, 2008. These forward-looking statements are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

- Financial Tables -

VOLTAIRE LTD.
CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2008	2007
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$34,425	$52,239
Available for sale marketable securities	17,348	6,142
Restricted deposit	501	-
Accounts receivable:
Trade	13,907	9,772
Other	1,175	1,390
Deferred cost	393	672
Inventories	4,314	5,683
Total current assets	72,063	75,898
NON CURRENT ASSETS:
Restricted long-term deposits	244	241
Long-term deposits	177	160
Available for sale marketable securities	4,796	995
Deferred income taxes	885	967
Funds in respect of employee rights upon retirement	1,760	1,252
	7,862	3,615
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	3,038	3,010
Total assets	$82,963	$82,523

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$6,195	$6,364
Other	5,538	6,134
Deferred revenues	4,398	3,792
Total current liabilities	16,131	16,290
LONG-TERM LIABILITIES:
Accrued severance pay	2,676	2,006
Deferred revenues	2,988	2,524
Total long-term liabilities	5,664	4,530
Total liabilities	21,795	20,820

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.01 par value	2,786	2,786
Additional Paid-in capital	148,329	147,194
Accumulated other comprehensive income	2	(4)
Accumulated deficit	(89,949)	(88,273)
Total shareholders’ equity	61,168	61,703
Total liabilities and shareholders’ equity	$82,963	$82,523

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(unaudited)		(unaudited)
REVENUES	$17,068	$11,666	$33,715	$20,246
COST OF REVENUES	7,768	7,049	18,406	12,440
GROSS PROFIT	9,300	4,617	15,309	7,806
OPERATING EXPENSES:
Research and development	3,651	2,526	7,137	5,240
Sales and marketing	3,511	2,408	6,696	4,514
General and administrative	1,835	1,002	3,551	1,981
Total operating expenses	8,997	5,936	17,384	11,735
INCOME (LOSS) FROM OPERATION	303	(1,319)	(2,075)	(3,929)
FINANCIAL INCOME (EXPENSES), net	334	(33)	821	(388)
INCOME (LOSS) BEFORE TAX	637	(1,352)	(1,254)	(4,317)
TAX EXPENSES	(237)	(100)	(422)	(135)
NET INCOME (LOSS) before accretion of redeemable convertible preferred shares	$400	$(1,452)	$(1,676)	$(4,452)

Accretion of redeemable convertible preferred shares	-	(5,199)	-	(6,253)
Charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	-	(149)	-	(298)
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$400	$(6,800)	$(1,676)	$(11,003)

Net income (loss) per share attributable to ordinary shareholders:
Basic	$0.02	$(9.79)	$(0.08)	$(16.15)
Diluted	$0.02	$(9.79)	$(0.08)	$(16.15)
Weighted average number of ordinary shares:
Basic	20,705,052	694,735	20,628,820	681,258
Diluted	22,730,128	694,735	20,628,820	681,258

VOLTAIRE LTD.
NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended June 30,			Six months ended June 30,
	2008		2007	2008	2007
	(unaudited)			(unaudited)

REVENUES	$17,068		$11,666	$33,715	$20,246
COST OF REVENUES	7,763		7,049	16,322	12,440
GROSS PROFIT	9,305		4,617	17,393	7,806
OPERATING EXPENSES:
Research and development	3,562		2,483	6,975	5,179
Sales and marketing	3,398		2,352	6,487	4,432
General and administrative	1,602		799	3,104	1,705
Total operating expenses	8,562		5,634	16,566	11,316
PROFIT (LOSS) FROM OPERATION	743		(1,017)	827	(3,510)
FINANCIAL INCOME (EXPENSES), net	334		96	821	(4)
INCOME (LOSS) BEFORE TAX	1,077		(921)	1,648	(3,514)
TAX EXPENSES	(237)		(100)	(422)	(135)
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$840		$(1,021)	$1,226	$(3,649)

Net income (loss) per share attributable to ordinary shareholders:
Basic	$0.04	$	(0.07)	$0.06	$(0.26)
Diluted	$0.04	$	(0.07)	$0.05	$(0.26)
Weighted average number of ordinary shares:
Basic	20,705,052		14,641,359	20,628,820	14,218,910
Diluted	22,730,128		14,641,359	22,626,491	14,218,910

VOLTAIRE LTD.
RECONCILIATION BETWEEN GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three months ended June 30, 2008			Six months ended June 30, 2008
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP
	(unaudited)			(unaudited)

REVENUES	$17,068		$17,068	$33,715		$33,715
COST OF REVENUES (1), (2)	7,768	(5)	7,763	18,406	(2,084)	16,322
GROSS PROFIT	9,300	5	9,305	15,309	2,084	17,393
OPERATING EXPENSES:
Research and development (2)	3,651	(89)	3,562	7,137	(162)	6,975
Sales and marketing (2)	3,511	(113)	3,398	6,696	(209)	6,487
General and administrative (2)	1,835	(233)	1,602	3,551	(447)	3,104
Total operating expenses	8,997	(435)	8,562	17,384	(818)	16,566
PROFIT (LOSS) FROM OPERATION	303	440	743	(2,075)	2,902	827
FINANCIAL INCOME, net	334		334	821		821
INCOME (LOSS) BEFORE TAX	637	440	1,077	(1,254)	2,902	1,648
TAX EXPENSES	(237)		(237)	(422)		(422)
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$400	440	$840	$(1,676)	2,902	$1,226

Net income (loss) per share attributable to ordinary shareholders:
Basic	$0.02		$0.04	$(0.08)		$0.06
Diluted	$0.02		$0.04	$(0.08)		$0.05
Weighted average number of ordinary shares:
Basic	20,705,052		20,705,052	20,628,820		20,628,820
Diluted	22,730,128		22,730,128	20,628,820		22,626,491

(1) Adjustment related to termination of the participation in the Israeli Chief Scientist grant program.
(2) Adjustments related to share-based compensation expenses.

VOLTAIRE LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss, before accretion of redeemable convertible preferred shares	$400	$(1,452)	$(1,676)	$(4,452)
Adjustments required to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	319	211	659	400
Deferred income taxes	38	-	61	-
Change in accrued severance pay	313	40	670	176
Non-cash share-based compensation expenses	443	302	830	419
Amortization of deferred charges	-	29	-	58
Revaluation of warrant liabilities	-	100	-	326
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	(2,410)	3,070	(3,610)	1,058
Increase (decrease) in accounts payable and accruals	(1,161)	(2,295)	305	225
Decrease (increase) in inventories	643	(3,258)	1,369	(5,350)
Net cash used in operating activities	(1,415)	(3,253)	(1,392)	(7,140)
CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	(501)	-	(501)	-
Purchase of property and equipment	(534)	(741)	(737)	(1,209)
Investment in marketable securities	(7,722)	-	(34,232)	-
Proceeds from sale of marketable securities	11,911	-	19,268	-
Amounts funded in respect of employee rights upon
retirement	(250)	(19)	(508)	(62)
Decrease (increase) in long-term deposits	-	5	(17)	-
Net cash provided by (used in) investing activities	2,904	(755)	(16,727)	(1,271)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of options	292	86	305	99
Issuance of redeemable convertible preferred shares, net of issuance expenses	-	-	-	11,374
Net cash provided by financing activities	292	86	305	11,473
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,781	(3,922)	(17,814)	3,062
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	32,644	17,221	52,239	10,237
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	34,425	13,299	34,425	13,299

Supplemental disclosure of non-cash activities:
Cumulative adjustment from adoption of FIN 48	$-	$-	$-	$221